April 3, 2003

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	PlanVista Corporation

Request to Withdraw Registration Statement on Form S-1

(Registration No: 333-66540) Originally filed August 1, 2001

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Act”), PlanVista Corporation (the “Company”) hereby respectfully applies to the Securities and Exchange Commission (the “Commission”) for consent to the withdrawal of the above-referenced registration statement on Form S-1, together with all amendments and exhibits thereto (the Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter.

The Registration Statement was filed in connection with a proposed offering of the Company’s common stock, par value $0.01 per share (the “Common Stock”). Due to unfavorable market conditions, the Company has determined that it will not proceed with the registration and sale of the Common Stock as contemplated in the Registration Statement. The Company’s management believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Act.

The Company confirms that no sales of Common Stock were made pursuant to the Registration Statement. The Company reserves the right to undertake one or more subsequent private offerings in reliance on Rule 155(c) of the Act.

Please provide the Company with a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number for the Company is (813) 353-2321. If you have any questions regarding this application for withdrawal, please contact Olga M. Pina, Esq. of Fowler White Boggs Banker P.A., legal counsel to the Company, at (813) 222-1170.

Sincerely,

PlanVista Corporation

By:	/s/ DONALD W. SCHMELING

Donald W. Schmeling, Chief Financial Officer

cc:    Olga M. Pina, Esq.